SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3*)

                       NUCENTRIX BROADBAND NETWORKS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    670198100
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 26, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 670198100
________________________________________________________________________________

  1)   Names of Reporting Persons/I.R.S. Identification Nos. Of
       Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
  3)   SEC Use Only
________________________________________________________________________________
  4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
  5)   Check if Disclosure of Legal  Proceedings is Required Pursuant
       to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
  6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
       Number of                                7) Sole Voting Power:         *
       Shares Beneficially                      8) Shared Voting Power:       *
       Owned by
       Each Reporting                           9) Sole Dispositive Power:    *
       Person With:                            10) Shared Dispositive Power:  *
________________________________________________________________________________
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,306,266*
________________________________________________________________________________
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):                               Not Applicable
________________________________________________________________________________
  13)  Percent of Class Represented by Amount in Row (11):      13.0%*
________________________________________________________________________________
  14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* Cerberus Partners, L.P. ("Cerberus") is the holder of 302,100 shares of common stock of Nucentrix Broadband Networks, Inc. (the "Company"); Cerberus International, Ltd. ("International") is the holder of 606,200 shares of common stock of the Company; Cerberus Institutional Partners, L.P. ("Institutional") is the holder of 87,066 shares of common stock of the Company; and certain private investment funds (the "Funds") in the aggregate are the holders of 310,900 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,306,266 shares of common stock of the Company, or 13.0% of those issued and outstanding. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 1999, there were issued and outstanding as of August 6, 1999 10,057,460 Shares. As of October 26, 1999, (i) Cerberus was the holder of 302,100 Shares, (ii) International was the holder of 606,200 Shares, (iii) Institutional was the holder of 87,066 Shares and (iv) the Funds in the aggregate were the holder of 310,900 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,306,266 Shares, or 13.0% of those issued and outstanding.

          During the past sixty days, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which were effected in an ordinary brokerage transaction):

                           I. Cerberus Partners, L.P.

    Date                            Quantity                           Price

                                   (Purchases)

October 21, 1999                      23,000                           $20.25
October 26, 1999                      22,000                           $21.50

                                     (Sales)

                                      NONE

                        II. Cerberus International, Ltd.

    Date                             Quantity                          Price

                                   (Purchases)

October 21, 1999                      47,000                           $20.25
October 26, 1999                      45,000                           $21.50

                                     (Sales)

                                      NONE

                   III. Cerberus Institutional Partners, L.P.

    Date                             Quantity                           Price

                                   (Purchases)

October 21, 1999                       7,000                           $20.25
October 26, 1999                       6,400                           $21.50

                                     (Sales)

                                      NONE

                                  IV. The Funds

    Date                            Quantity                            Price

                                   (Purchases)

October 21, 1999                      24,000                           $20.25
October 26, 1999                      23,000                           $21.50

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            As of October 26, 1999


                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing  member  of    Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,     Cerberus     Institutional
                                            Partners, L.P. and the Funds



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).